

April 29, 2024

Heinrich Jonker
Interim Chief Financial Officer
Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN 37421

   Re: Astec Industries, Inc.
       Form 10-K for the Year Ended December 31, 2023
       Filed February 28, 2024
       File No. 001-11595

Dear Heinrich Jonker:

   We issued comments to you on the above captioned filing on April 5, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 13, 2024.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

   Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology